Ms. Amy Geddes
Mr. David R. Humphrey
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Abazias Inc. 10-KSB FY end Dec. 31st, 2004

Dear Ms. Geddes and Mr Humprey:

In response to your letter dated July 6, 2005 we herby submit to you supplemental disclosure to allow more transparency. As such, we submit the following in reference to the above referenced 10-KSB filing. We have provided all responses where asked, and will revise disclosure on the items# 2 and 3, where you did not specifically ask for more information on now, but to expand disclosure as per your guidelines.

1. Year ended December 31, 2004 vs. Year ended December 31, 2003.

Our sales for the year ended December 31, 2004 vs. year ended December 31, 2003 increased 23% from $1,674,163 to $2,061,958 primarily due to an increase in online marketing campaigns, especially with respect to organic search engine rankings. In addition, an increased exposure in certain jewelry type portals, assisted in this increase in revenue.

Our cost of sales for the year ended December 31, 2004 vs. year ended December 31, 2003 increased 16% from $1,574,164 to $1,820,985 due to the corresponding increase in the amount of diamonds sold for the period. This corresponding increase in costs is inline, with the proportional increase in additional sales for the period.

Our general and administrative expenses for the year ended December 31, 2004 vs. year ended December 31, 2003 decreased 47% from $2,345,983 to $1,247,468 due to a significant reduction in any stock issued to management or consultants versus the previous year. The majority of the previous years expenses were as a direct result of the merger of Abazias Inc. into Hunno Technologies, the previous public entity.

Our interest expense for the year ended December 31, 2004 vs. year ended December 31, 2003 increased 155% from $2,368 to $6,045 due to an increase in principal liability owed to our major stockholder Oscar Rodriguez.

Accordingly, our net loss for the year ended December 31, 2004 vs. year ended December 31, 2003 decreased 55% from $2,248,352 to $1,012,540 once again primarily due to reduction in stock issued to management, and various consultants the as a result of Abazias Inc. merger into Hunno Technologies, the previous public entity.

During 2004, no one supplier provided 10% of total purchases. During 2003, one supplier provided 15% of total purchases. All other suppliers provided less than 10% of total purchases, and we do not foresee this changing to any material degree.

4. Revenue Recognition- Return Policy- For most of our products, we offer an unconditional 10-day return policy, under which customers desiring to return a product receive a return authorization by calling our customer service center. We have, based on historical return figures, been able to determine that returns have never had any material impact on our financial statements, and historically been less then than 5% of total sales, based on analyzing historical return rates. We therefore expect no more than 5% of sales to be returned witch can only occur within 10 days after the sale is made. Returned products are treated as merchandise credits and are subject to the same inventory accountability. Revenue is recognized when the diamonds are shipped, and returns immediately debited against current sales upon any return.

5. Trade Up Policy- We have a lifetime trade up policy which provides a guaranteed trade up of 80% of the price of the original diamond purchase. This provides our customers with the ability and incentive to become and remain our customers for many years to come. This affords our customers an option that many of our competitors will not extend to them. If the buyer exercised his/her trade-in right (functionally an option written by us), we would exchange a new diamond in for the original. Under normal circumstances, any trade up policy exercised would be even more profitable than a sale not including an exercised policy. This is because, on average we would make our normal markup, in addition to getting a discount that is greater than our cost on the diamond traded. It is conceivably possible, in a catastrophic event to the diamond markets which caused the value of diamonds to drop, customers would want to take advantage of this policy. Our policy is limited to the value of the diamond traded in, being close to the value when purchased. As such, we are protected from the functional price guarantee as mentioned in EITF 00-24 and FIN 45. Specifically our policy is only valid when, the diamond is at least 80% of the wholesale per carat price at time of purchase, based on published wholesale prices in the Rappaport industry publication, which is the de-facto standard for diamond pricing. To date, no customers have exercised this policy with us. After reviewing EITF 00-24 and FIN 45, we would not have any potential financial exposure to account for as a result of this policy, since our trade in value requirements based on current market conditions at the time of trade in, require the diamond to be worth 80% of the wholesale carat price, and if it does not, no trade up policy is valid.

6. The pricing of our products is on a cost plus bases. We purchase our diamonds from an array of diamond wholesalers that are geographically dispersed not only throughout the United States, but the world. Our standard cost plus pricing mark-up to our end customers varies depending on the product purchased. The amount of the mark-up depends on a multitude of factors, including but not limited to whether they are diamonds, settings, or other jewelry. Such markups typically range from as little as 6% for certain types of diamonds, to as high as several hundred percent for certain low priced jewelry items, such as a bracelet. The vast majority of all our sales are for loose diamonds, in which we feel we can offer a price advantage over most competitors. The primary reason for this advantage is the scalable market in which we operate. We showcase over sixty thousand diamonds, yet retain the operational overhead of a small to medium size jewelry store. As such, our business model has eliminated some of the traditional mark up layers, and we pass on those savings to our customers. Traditionally, the typical supply chain starts from diamond mining, to rough brokering, to diamond manufacturing, to diamond wholesaling, to jewelry manufacturing, to jewelry wholesaling, to retail inventory, to the end consumer. We have eliminated many of these layers by purchasing direct from the diamond manufacturer, or the diamond wholesaler, and selling to the consumer directly. Most conventional jewelry stores and related outlets will not or cannot sell unset stones, because of the desire to add the additional mark up layers, or because restrictions on their purchasing channels. Our diamond manufacturers and wholesalers have a strong desire to sell to us, and facilitate this elimination of mark up layers, because we make available for sale such a large amount of diamonds on our web-site which attracts many potential customers. Additionally, we sort our diamonds primarily by price to an audience well larger than our wholesalers would be able to potentially offer themselves. By doing this, a symbiotic relationship exists and continues to thrive.

7. and 8. Since we do not hold significant inventory, we have reviewed EITF 99-19, to clarify if we might be deemed a diamond agent and have to report sales on a net basis. We clearly do not fit under the appropriate definition as an agent for several reasons. Although we hold very little inventory, we purchase all of our diamonds under our credit facilities with our various wholesalers. This varies between many dealers and in same cases, requires us to wire funds before a diamond is shipped, to many dealers offering us credit terms of net 30 for payment. The customer that purchases a diamond or other product, does so with us solely, and is never even aware of our wholesaler relationships, and even at any time we’re aware, could not purchase from them. Consequently, regardless of whether we are paid or not for the diamond or other products we sell, we are obligated to pay our wholesaler for said product once shipped. We have purchased the diamond or product, and the responsibility of said product solely rests with us, including accepting a return from a customer, even when we in turn might not be able to return the same diamond to our wholesaler. Regardless of whether or not the company is deemed an agent, which we clearly are not, we would still fulfill all the indicators under EITF 99-19 for gross revenue reporting. We are the primary obligator in the arrangement, we maintain inventory risk in the event the product is returned, price establishment rests solely with us, we can and do modify the product frequently by mounting diamonds, as well as finishing them and other products, we can and do choose among many suppliers, all products sold are determined by us, we have physical loss risk, and additionally shoulder credit risk. Based on these reasons, we clearly are not an agent, and should report revenues on a gross basis.

9. The income tax footnote disclosures mentioned in these paragraphs of SFAS 109 are not required if the answers are all zeros, as is the case with our company.  Abazias has never had, nor is it likely to have in the foreseeable future, taxable income.

We understand the company is responsible for the adequacy and accuracy of the disclosure in the filings. We further understand staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any further action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Best Regards,

Jesus Diaz CFO

Abazias Inc.